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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                  ISOMEDIX INC.
             (Exact name of registrant as specified in its charter)



            Delaware                                      22-1986189
    (State of incorporation                            (I.R.S. Employer
       or organization)                               Identification No.)



            11 Apollo Drive
          Whippany, New Jersey                               07981
(Address of principal executive offices)                   (Zip Code)


If this Form relates to the registration of a     If this Form relates to the registration of a
class of debt securities and is effective upon    class of debt securities and is to become
filing pursuant to General Instruction A(c)(1)    effective simultaneously with the effectiveness of
please check the following box. [ ]               a concurrent registration statement under the
                                                  Securities Act of 1933 pursuant to General
                                                  Instruction A(c)(2) please check the following
                                                  box. [ ]
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Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                       Name of Each Exchange on Which
to be so Registered                       Each Class is to be Registered

Series A Preferred Stock,                  New York Stock Exchange, Inc.
$1.00 par value, and
Preferred Stock Purchase Rights


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None







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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.     Description of Securities to be Registered.

            On June 10, 1988, the Board of Directors of Isomedix Inc. (the
"Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, $.01 par value (the "Common
Shares"), of the Company. The dividend was paid on June 21, 1988 (the "Record
Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, $1.00 par value (the "Preferred Shares"), of the
Company, at a price of $20.00 per one one-hundredth of a Preferred Share (the
"Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Midlantic National Bank, as Rights Agent (the "Rights Agent").

            Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an
"Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common
Share certificate with a copy of a "Summary of Rights" document attached thereto.

            The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new
Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights
Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights document being attached thereto, will also constitute the transfer of the Rights associated with



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the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights
("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights
Certificates alone will evidence the Rights.

            The Rights are not exercisable until the Distribution Date. The
Rights will expire on June 10, 1998 (the "Final Expiration Date"), unless the
Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

            The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred
Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

            Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each
Preferred Share will have 100 votes, voting together with the Common Shares.
Finally, in the event of any merger, consolidation or other



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transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common share. These rights are protected by customary antidilution provisions.

            Whenever quarterly dividends or other dividends or distributions payable on the Preferred Shares are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on Preferred
Shares outstanding shall have been paid in full, the Company shall not redeem or purchase or otherwise acquire for consideration any Preferred Shares, or any stock ranking on a parity with the Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such Preferred Shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

            The Certificate of Incorporation of the Company shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Preferred Shares so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding
Preferred Shares, voting together as a single series.

            Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred
Share purchasable upon exercise of each Right should approximate the value of one Common Share.

            In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person
(which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common



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Shares having a market value of two times the exercise price of the Right.

            At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding
Common Shares, the Board of Directors of the Company may exchange the Rights
(other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right
(subject to adjustment).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred
Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

            At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption
Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. In addition, if a bidder who does not beneficially own more than 1% of the Common Shares (and who has not within the past year owned in excess of 1% of the Common Shares and, at a time he held such greater than 1% stake, disclosed, or caused the disclosure of, an intention which relates to or would result in the acquisition or influence of control of the Company) proposes to acquire all of the Common Shares (and all other shares of capital stock of the Company entitled to vote with the Common Shares in the election of directors or on mergers, consolidations, sales of all or substantially all of the Company's assets, liquidation, dissolutions or windings up) for cash at a price which a nationally recognized investment banker selected by such bidder states in writing is fair, and such bidder has obtained written financing commitments (or otherwise has financing) and complies with certain procedural requirements, then the Company, upon the request of the bidder, will hold a special stockholders meeting



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to vote on a resolution requesting the Board of Directors to accept the bidder's proposal. If a majority of the outstanding shares entitled to vote on the proposal vote in favor of such resolution, then for a period of 60 days after such meeting the Rights will be automatically redeemed at the Redemption Price immediately prior to the consummation of any tender offer for all of such shares at a price per share in cash equal to or greater than the price offered by such bidder; provided, however, that no redemption will be permitted or required after the acquisition by any person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares.
Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 15%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            Article FOURTEENTH of the Company's Certificate of Incorporation provides: (i) that certain business combinations involving the Company and any beneficial owner of 20% or more of the outstanding voting securities of the Company be approved by the holders of at least 80% of the Company's voting securities, unless certain conditions, including a minimum price requirement, are satisfied, or unless the Board of Directors by at least a majority vote of all of its members had waived such conditions or had approved, prior to the time such person became a 20% beneficial owner, the acquisition of such 20% beneficial ownership position or the proposed business combination, (ii) that any action taken by the Company's shareholders be taken at an annual or special meeting held upon prior notice and pursuant to a vote (in addition, the Company's By-laws contain a provision the effect of which is to prohibit the shareholders of the Company from calling a special meeting without the approval of the Board of Directors, thereby preventing shareholders, without



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such approval, from initiating action other than at the Annual Meeting of
Shareholders), except that holders of any of the Company's preferred stock may act by written consent under certain circumstances as provided in Article FOURTH of the Company's Certificate of Incorporation and (iii) the vote of not less than 80% of the Company's outstanding voting securities are required to repeal, alter or amend the Company's By-laws, any of the provisions described above and the provisions in the Company's Certificate of Incorporation with respect to the division of the Board of Directors into classes.

            This summary description of the Rights is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.01 per Right prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares.

            The Rights Agreement, dated as of June 10, 1988, between the Company and Midlantic National Bank, as Rights Agent, specifying the terms of the Rights, and the Certificate of Designation setting forth the terms of the Preferred Shares are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.





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Item 2.     Exhibits.

            1.    Rights Agreement dated as of June 10, 1988 between Isomedix
                  Inc. and Midlantic National Bank which includes the form of Certificate of Designation setting forth the terms of the Series A Preferred Stock, par value $1.00 per share, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C
                  (incorporated by reference to Exhibit 4(k) to the Registrant's
                  Annual Report on Form 10-K for the fiscal year ended December
                  31, 1994).

            2. Certificate of Incorporation of the Company, as amended, and Certificate of Designation of Series A Preferred Stock, par value $1.00 per share (incorporated by reference to Exhibit
                  3(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994).

            3. Specimen Certificate of Series A Preferred Stock, $1.00 par value; to be filed by amendment under cover of Form 8 prior to the issuance of any of such Series A Preferred Stock.




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                                    SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  May 5, 1997


                                          ISOMEDIX INC.


                                          By /s/ Thomas J. DeAngelo
                                             ----------------------
                                             Thomas J. DeAngelo
                                             Vice President-Finance
                                               and Administration